

April 8, 2010

William W. Harvey, Jr.
Executive Vice President, Finance
Northwest Bancshares, Inc.
100 Liberty Street
Warrant, Pennsylvania 16365

      Re: Northwest Bancshares, Inc.
         Form 10-K for the fiscal year ended December 31, 2010
         File No. 1-34582

Dear Mr. Wagner:

      We have reviewed your filing and related documents and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, *including a draft of your proposed disclosures to be made in future filings*, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Market Area and Competition, page 3

   1.   To the extent your market area is not performing in line with national trends, in future filings please quantify average income figures, changes in home prices, foreclosures and the like as warranted to understand your business environment. Consider separate market information for your Florida market area, as material, with respect to nonperforming loans, your allowance and the like. We note the related information at the top of page 31 regarding the amount of lending in Florida, as well as the significant increase in loans past due, quantified on page 48.

<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 22</u>

2. Please tell us why you have not included the information required by Item 701(f) of Regulation S-K. Refer to Item 5(b) of Form 10-K.

<u>Financial Statements and Supplementary Data</u>

<u>Consolidated Statements of Cash Flows, page 65</u>

3. Please tell us how you determined that the prepayment penalty incurred in connection with the restructuring of your FHLB debt should be classified as an operating activity. Cite the applicable guidance within ASC 230-10-45 upon which you relied in making this determination.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 1 – Summary of Significant Accounting Policies</u>

<u>(e) Loans Receivable, page 68</u>

4. Please revise your future filings to provide the accounting policy disclosures required by ASC 310-10-50-6 with respect to your nonaccrual and past due loans for *each class of financing receivable*. Refer to ASC 310-10-50-5B.

<u>(f) Allowance for Loan Losses and Provision for Loan Losses</u>

5. Please revise your future filings to provide the accounting policy disclosures required by ASC 310-10-50-15 (specifically subparagraphs b, d and e) with respect to your evaluation of impaired loans for *each class of financing receivable.*

6. Please revise your future filings to provide the accounting policy disclosures required by ASC 310-10-50-11B with respect to your allowance for loan losses for *each portfolio segment*.

<u>Note 3 – Marketable Securities, page 74</u>

7. We note that as of December 31, 2010 you had gross unrealized losses on your AFS and HTM investment portfolios combined of $23.9 million, $12.5 million of which were attributable to municipal securities. We also understand that banks may have involvement with municipalities as underwriters of bond offerings, as providers of guarantees

(typically letters of credit), and through the offering of deposit services, direct loans and other traditional banking products. Given the budget deficits that many states and municipalities are currently facing and recent concerns over municipal bond defaults, we believe that additional disclosure in this area is warranted. Accordingly, please revise your future filings to disclose the following:

- Provide comprehensive disclosure regarding how you determine the fair value of municipal securities and how you evaluate them for other-than-temporary impairment (OTTI). In this regard, consider providing disclosure similar to that provided on pages 77-78 regarding your evaluation of corporate securities and MBS for OTTI;

- Provide disclosure that summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities; and

- Consider providing a risk factor to address any risk concentration or exposure to the municipal industry.

Note 4 – Loans Receivable, page 81

8. We note that you do not appear to have distinguished between your portfolio segments and classes of financing receivables for purposes of providing the disclosures required by ASU 2010-20. Please confirm to us whether your residential mortgage, home equity, other consumer, commercial real estate and commercial loan categories represent your identified classes of financing receivables and if so, identify the related portfolio segments. Also, revise your disclosure in future filings to clearly identify both your identified portfolio segments and classes of financing receivables. Refer to ASC 310-10-55-16 through 310-10-55-22.

9. We note that you provide certain quantitative information regarding your impaired loans in the table at the top of page 83. Please revise this disclosure in your future filings such that it fully complies with the requirements of ASC 310-10-50-14 and ASC 310-10-50-15 (specifically subparagraphs a & c).

10. Please revise your future filings to provide an aging analysis of your past due financing receivables as of year-end as required by ASC 310-10-50-7A for *each class of financing receivable.* Refer to ASC 310-10-55-9 for illustrative guidance.

11. Please revise your future filings to explicitly disclose the date or range of dates for which your risk categories were updated. Refer to ASC 310-10-50-29c.

Note 6 – Allowance for Loan Losses, page 85

12. Please revise your future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for *each portfolio segment*. Refer to ASC 310-10-50-11B (subparagraphs g and h), 310-10-50-11C and 310-10-55-7 for guidance.

Note 11 – Borrowed Funds, page 89

13. We note that you restructured $695 million of FHLB debt during 2010. Please tell us how you considered the guidance in ASC 470-50-40 in determining the appropriate accounting treatment for this transaction, including how you determined whether the restructuring resulted in a substantial modification of terms which would require extinguishment accounting.

Schedule 14A
Market Comparison, page 16

14. In future filings, please indicate the basis for selection of companies to the two referenced peer groups.

15. In future filings, please identify the firm referenced in the second full paragraph on page 17 or advise why this is not required.

Base Salary, page 17

16. In future filings, quantify the 50% benchmark dollar level for each of the named executive officers as well as any target level "measures of results." The text should then be clear as to how they performed relative to these values and how this related to the amount received.   Note also with respect to the predetermined target levels referenced at "Annual Cash Incentive." Take into account how the committee factors success for one target, but failure or a lower level for another, if that has occurred.

Annual Cash Incentive, page 17

17. Explain how the different amounts of bonus were determined for the five Named Executive Officers.

Long-Term Stock-Based Compensation, page 18

18. We note that there were apparently quantifiable targets set for stock option grants. Please quantify these and discuss as for your other targets.

19. We note your explanation as to why significantly more options show up in the table than were possible for award in 2010. Please revise in future filings to disclose the number awarded in 2010 and the additional options disclosed in the table on page 20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Connell at 202-551-3426 or Hugh West, Accounting Branch Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3234 with any other questions.

Sincerely,

Eric Envall
Attorney Advisor

by fax to: William J. Wagner
           Executive Vice President, Finance
           Fax number: 814-728-7716